[Dewey & LeBoeuf LLP Letterhead]

October 26, 2009

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Amanda Ravitz, Branch Chief – Legal

	Re:	The Walt Disney Company
Registration Statement on Form S-4
Filed September 22, 2009
File No. 333-162063

Dear Ms. Ravitz:

On behalf of our client, The Walt Disney Company (“Disney”), we are submitting this letter in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated October 19, 2009, with respect to the registration statement on Form S-4 filed with the Commission on September 22, 2009 (SEC File No. 333-162063) (the “Form S-4”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Form S-4, and we have enclosed five courtesy copies of such Amendment No. 1 marked to reflect changes from the Form S-4.

In this letter, each of the Staff’s comments is indicated in italics, followed by Disney’s and, where applicable, Marvel Entertainment, Inc.’s (“Marvel”) responses thereto. Page number references in the responses below are to the marked copies of Amendment No. 1 to the Form S-4.

Registration Statement on Form S-4

General

1.	Please send us copies of the board books and any other materials provided by the financial advisors to assist the Board of Directors in evaluating the transaction. Also, provide us a copy of the engagement letters.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

We respectfully advise the Staff that Marvel has only one financial advisor, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), in connection with the merger. Marvel has today sent to the Staff via overnight courier copies of all the materials provided by BofA Merrill Lynch to assist the Marvel Board of Directors in evaluating the merger, as well as a copy of its engagement letter with BofA Merrill Lynch.

2.	Prior to printing and distribution of the materials, please supplementally provide us mock-ups of any pages that include any pictures or graphics to be presented. Accompanying captions, if any, should also be provided.

We acknowledge the Staff’s comment and will supplementally provide the Staff with mock-ups of any pages that include any pictures or graphics, as well as accompanying captions, if any, to be presented. We respectfully advise the Staff that we currently do not intend to present any such materials.

3.	Tell us and briefly explain in an appropriate place in your disclosure the reason for issuing 19.9 million shares to a subsidiary of Marvel.

In response to the Staff’s comment, we have revised the disclosure on pages 9, 22 and 75 to explain the reason for issuing approximately 19.6 million shares (the number has changed due to an increase in Disney’s share price) to a subsidiary of Marvel. Disney expects to issue approximately 19.6 million shares of Disney common stock to a subsidiary of Marvel in exchange for shares of Marvel common stock currently held by that subsidiary in a circular ownership structure. The Marvel common stock for which the approximately 19.6 million shares of Disney common stock will be exchanged currently is held by Marvel’s subsidiary, Marvel Characters, Inc. We respectfully advise the Staff that this circular ownership structure exists because, in 1996, when Marvel Entertainment Group, Inc., or MEG, entered bankruptcy proceedings, it owned, through its subsidiary, Marvel Characters, Inc., 7,394,000 shares of one of its licensees, Toy Biz, Inc. MEG’s bankruptcy proceedings ended in 1998 when Toy Biz, Inc. purchased MEG out of bankruptcy. Among other assets indirectly owned by MEG and acquired by Toy Biz, Inc. in that purchase were those 7,394,000 shares of Toy Biz, Inc. Toy Biz, Inc. later changed its name and is the current Marvel. Since 1998, therefore, Marvel has owned 7,394,000 shares of Marvel common stock through its subsidiary, Marvel Characters, Inc. Those shares (which became 11,091,000 shares of Marvel common stock as a result of Marvel’s 3-for-2 stock split in 2004) have not been deemed outstanding, and have not had the power to vote, since 1998. Disney expects to issue in the merger approximately 19.6 million shares of Disney common stock in exchange for the shares of Marvel common stock held by Marvel Characters, Inc. pursuant to Section 2.6(a)(iii) of the merger agreement. No cash will be paid for those shares in the merger.

4.	We suggest including a toll free number for shareholders to call prior to their vote so that they may have exchange rate information as of a most recent practicable date. In addition, please disclose an estimate of the time period you feel will lapse between the vote and closing of the merger.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

In response to the Staff’s comment, the disclosure on the cover page and pages 6, 24 and 41 has been revised to include a toll free number for stockholders of Marvel to call prior to the special meeting for current information regarding the exchange ratio and the merger consideration as of five business days immediately preceding the special meeting. In addition, the disclosure on pages 11 and 74 has been revised to disclose an estimate of the time period between the vote and closing of the merger.

Cover Page

5.	Please provide the disclosure regarding the title and aggregate amount of securities being offered, as required by Item 501(b)(2) of Regulation S-K. Please also revise here to briefly describe how the formula works, what consideration it is intended to achieve for Marvel shareholders and the circumstances under which the exchange rate will change, including the factors that might impact the conversion rate.

In response to the Staff’s comment, the disclosure on the cover page has been revised to include the title and an estimated aggregate amount of securities being offered, as well as a cross-reference to the relevant section of Amendment No. 1 to the Form S-4 describing the circumstances under which the exchange ratio and per-share cash consideration may be adjusted, and how those adjustments would be effected.

6.	In addition, clearly disclose that the amount of consideration to be received in cash and stock will not be known at the time that the vote occurs.

In response to the Staff’s comment, the disclosure on the cover page has been revised to state that the amount of cash and stock to be received per share of Marvel common stock will not be known at the time of the special meeting.

Questions and Answers About the Merger and the Special Meeting, page 1

7.	When preparing your disclosure please treat the question and answer and summary sections as one integrated section and eliminate repetition. We note, for example, that the final paragraph on page 2 repeats on page [sic]

In response to the Staff’s comment, the question and answer and summary sections have been revised to treat these sections as one integrated section and to eliminate repetition.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

What consideration will Marvel stockholders receive in the merger?

8.	Clarify here and throughout whether the “closing price” for purposes of the merger consideration adjustment is the closing price on the date of the closing, the date of the meeting, or some other date.

In response to the Staff’s comment, the disclosure on pages 6, 40 and 75 has been revised to clarify that the “closing price” for purposes of the merger consideration adjustment is the closing price on the date of the closing.

What are the United States federal income tax consequences of the transaction?, page 3

9.	Tell us the degree of uncertainty there is about whether the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the IRC.

Each of the parties’ obligation to complete the transaction is conditioned upon its receipt at closing of a tax opinion from tax counsel dated as of the closing date of the transaction that the transaction “will” qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and that each of Disney and Marvel “will” be a party to the “reorganization” within the meaning of Section 368(a) of the Code. Each of these tax opinions will be subject to standard assumptions, representations and qualifications.

Is there any stockholder already committed to vote in favor of the merger?, page 4

10.	Quantify the remaining percentage of your outstanding shares that would need to vote in favor of the merger for it to be approved and state what percentage is held by Marvel’s other officers and directors.

In response to the Staff’s comment, the disclosure on pages 9 and 38 has been revised to quantify the remaining percentage of Marvel’s outstanding shares that would need to vote in favor of the merger for it to be approved and to state what percentage is held by Marvel’s other officers and directors.

Summary, page 7

The Merger, page 8

11.	Please disclose the estimated amount of fees and expenses that Disney and Marvel expect to incur to consummate the transaction.

In response to the Staff’s comment, the disclosure on pages 7 and 41 has been revised to disclose the estimated aggregate amount of fees and expenses that Disney and Marvel expect to incur to consummate the transaction.

12.	Please disclose how Disney will finance the merger consideration. Please revise the disclosure here and throughout your document – particularly the risk factors, to disclose:

•	The source, or anticipated source, of your financing;

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

•	The interest rate, and interest rate formula; for each debt facility;

•	The amount of fees and expenses associated with the borrowings;

•	The anticipated cash interest and principal interest on an annualized basis for the next several years;

•	The amount of cash flows available to the company to make these payments;

•	A discussion of the security used for the financing;

•	A description of material debt covenants; and

•	Other material and relevant information, if any.

In response to the Staff’s comment, the disclosure on pages 7 and 41 has been revised to state that Disney intends to fund the cash portion of the merger consideration to be paid to Marvel stockholders and other expenses of the transaction from cash resources, including cash on hand and the issuance of commercial paper supported by Disney’s current credit facilities.

Interests of Executive Officers and Directors of Marvel in the Merger, page 12

13.	Please quantify all benefits to affiliates arising from the transactions contemplated. In this regard, disclose the aggregate amounts to be paid to the directors and executive officers of Marvel as a result of the merger. We suggest a table format.

Marvel respectfully advises the Staff that, due to all the assumptions that go into estimating the benefits to be received by directors and executive officers in the merger, Marvel believes that quantified summary disclosure is more appropriately included in “The Merger – Interests of Marvel Directors and Executive Officers in the Merger” on pages 65 and 66. Accordingly, the disclosure has been revised to (i) provide a specific cross-reference on page 10 to alert readers to the quantified disclosure appearing later in the document and (ii) add an additional table on pages 65 and 66 that discloses an estimate of the aggregate monetary benefits to be received by each of Marvel’s executive officers and directors.

Litigation, page 17

14.	Provide us with copies of the complaints in the stockholder litigation actions discussed here.

Marvel has today sent to the Staff via overnight courier copies of the complaints in the stockholder litigation actions.

Appraisal Rights, page 67

15.	Please include a cross reference to the information provided pursuant to Item 18 of Form S-4. Refer to Item 3(j) of Form S-4.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

We have revised the disclosure on page 10 in response to the Staff’s comment. In addition, we direct the Staff’s attention to the section titled “Summary—Appraisal Rights” beginning on page 10. This section provides a brief description of the appraisal rights of Marvel stockholders and cross-references the full discussion of appraisal rights under the section titled “The Merger—Appraisal Rights” beginning on page 69, which itself cross-references the full text of Section 262 of the Delaware General Corporation Law attached as Annex D.

Risk Factors, page 24

The price of Disney common stock may decline, page 25

16.	We note that if the market price of Disney common stock at the completion of the merger is lower than the market price at the time of the special meeting, the merger consideration received by Marvel stockholders will be less. We further note that during the twelve-month period ending on September 18, 2009, the closing price of Disney common stock varied from a low of $15.59 to a high of $34.39. For illustrative purposes, please indicate the merger consideration to be received by stockholders if the closing price of Disney common stock varied from a low of $15.59 to a high of $34.39.

In response to the Staff’s comment, the disclosure on pages 23 and 24 has been revised to indicate the merger consideration to be received by Marvel stockholders if the closing date price of Disney common stock varies from a low of $15.59 to a high of $29.87, the low and high closing prices of Disney common stock during the twelve-month period ended October 21, 2009.

17.	Please also clarify that the closing price of Disney common stock at the completion of the merger may be lower than $15.59 and state, if true, that there is no minimum price after which the parties may exercise termination rights.

In response to the Staff’s comment, the disclosure on page 24 has been revised to clarify that the closing price of Disney common stock at the completion of the merger may be lower than $15.59 and to state that there is no minimum price after which the parties may exercise termination rights.

The price of Disney common stock may decline, page 25

18.	Clarify, if true, that the merger consideration adjustment will be made after a stockholder has already voted and will not have the opportunity to change his or her vote.

In response to the Staff’s comment, the disclosure on page 24 has been revised to clarify that the merger consideration adjustment will be made after a stockholder has already voted and will not have the opportunity to change his or her vote.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

Certain directors and executive officers of Marvel have interests that may be different from, or in addition to, the interests of Marvel stockholders, page 27

19.	Quantify the benefits to insiders.

In response to the Staff’s comment, the disclosure has been revised to (i) revise the cross-reference on page 10 to alert readers to the quantified disclosure appearing later in the document and (ii) add an additional table on pages 65 and 66 that discloses an estimate of the aggregate monetary benefits to be received by each of Marvel’s executive officers and directors.

Voting of Proxies, page 40

20.	We note that proxies may be solicited by mail, telephone or internet. Confirm that you will file all written soliciting materials, including any scripts to be used in soliciting proxies by telephone.

We acknowledge the Staff’s comment and hereby confirm that Disney and/or Marvel will file all written soliciting materials, including any scripts to be used in soliciting proxies by telephone, in accordance with SEC rules and Staff interpretations.

The Merger, page 42

Background of the Merger, page 43

21.	Your disclosure emphasizes that the Marvel board insisted on a $50 or more per share consideration; however, the consideration is not fixed at $50. In fact, the consideration can fluctuate well below $50. Clarify whether this was discussed and whether the parties understood the possible fluctuation to be only for the purposes of satisfying the requirements of Section 368(a) of the IRC.

In response to the Staff’s comment, the disclosure on page 43 has been revised to clarify that Marvel believed that the value of the merger consideration needed to begin with the number “5” in order to offer a sufficient premium to the Marvel stock price at the time. We also respectfully advise the staff that Marvel has disclosed on page 48 that: “BofA Merrill Lynch described for the Marvel board of directors how the total value of the consideration would fluctuate between signing and closing as the Disney stock price fluctuated and how fluctuations in Disney’s stock price could impact the consideration received by Marvel stockholders as the consideration mix was adjusted to maintain the stock portion of the consideration at 40%.”

22.	We note that during the June 16, 2009 meeting Mr. Maisel emphasized a merger consideration for Marvel with a per share value starting with the number “5.” Please clarify whether Mr. Maisel was the sole Marvel officer who commenced discussions with Disney regarding the merger consideration. Additionally, revise to provide greater details explaining how Marvel determined such proposed per share value.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

In response to the Staff’s comment, the disclosure on page 43 has been revised to make the requested clarifications.

23.	Refer to the last sentence of the last paragraph on page 45. We note that a special transaction committee comprised of independent directors was formed at the end of July 2008 to consider the Disney proposal “or any other proposal to acquire Marvel.” Please revise to expand your discussion regarding the duties of the special transaction committee and range of strategic alternatives to be explored by such committee.

In response to the Staff’s comment, the disclosure on page 44 has been revised to make the requested clarifications. Marvel respectfully advises the Staff that the special transaction committee was formed as a matter of convenience to allow matters relating to the merger and any alternative offers to be addressed without necessarily convening the entire board. No other person to date has proposed an alternative transaction to the Disney merger. Accordingly, the special transaction committee has not explored strategic alternatives other than a merger with Disney.

24.	We note that on August 27, 2009 the representatives of BofA Merrill Lynch provided a presentation to the special transaction committee regarding its preliminary financial analysis. Please revise to clarify whether the special transaction committee prepared a recommendation to the Marvel Board of Directors regarding the merger consideration and Disney transaction. Also state whether the Marvel Board of Directors adopted the recommendations of the special transaction committee.

In response to the Staff’s comment, the disclosure on pages 46 and 48 has been revised to make the requested revisions. Marvel respectfully advises the Staff that the special transaction committee did not prepare a recommendation to the Marvel Board of Directors regarding the merger consideration or the Disney transaction.

Recommendation of the Marvel Board of Directors and Its Reasons for the Merger, page 49

25.	The factors supporting or not supporting the merger must be explained in enough detail for investors to understand. Conclusory statements or listing of generalized areas of consideration, such as “information regarding historical market prices of Disney common stock” or “the financial performance and condition, assets, liabilities, business operations and prospects of each of Marvel and Disney” are vague. Please revise this section to explain how each of the factors listed support or do not support the decision to approve the merger.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

In response to the Staff’s comment, the disclosure on pages 49 and 50 has been revised to explain how each of the factors listed support the decision to approve the merger.

26.	You state here and throughout the prospectus/proxy statement that the Marvel Board of Directors believes the transaction with Disney would likely bring more value to Marvel than as a stand-alone business given the challenges in its business. Please revise to disclose, in an appropriate place, what Marvel’s stand-alone business challenges are.

In response to the Staff’s comment, the disclosure on page 49 has been revised to disclose the challenges to Marvel as a stand-alone business.

27.	One of the positive factors of entering into the merger with Disney that the Marvel Board of Directors considered was Marvel’s recent all time high trading prices. Given Marvel’s recent all time high trading prices as a stand-alone company, please explain why such high trading prices would be a positive factor to the merger with Disney.

In response to the Staff’s comment, the disclosure on page 49 has been revised to explain why Marvel’s recent all time high trading prices would be a positive factor to the merger with Disney.

28.	Refer to the seventh bullet point of the first paragraph on page 51. You state that the voting agreement and certain provisions of the merger agreement may have the effect of discouraging proposals for alternative acquisition transactions. You should revise to include separate disclosure clearly identifying all the alternatives that were considered by the Board and why such alternatives were rejected.

Marvel respectfully advises the Staff that, as discussed in the revised disclosure on page 47, Marvel’s Board did not formally consider or actively seek any alternative transactions in light of its ability to consider any alternative transaction proposal that it deemed to be, or to be reasonably likely to lead to, a superior proposal during the pendency of the Disney transaction and its belief that Disney would most likely be willing to pay more for Marvel than other bidders because of the strategic fit between Disney and Marvel.

Opinion of Marvel’s Financial Advisor, page 51

29.	Please revise to remove the last bullet on page 53 as the list of factors considered by BofA Merrill Lynch in rendering its opinions should not include such a catch-all. If there were other material analyses and examinations, name them. If not, revise to clarify that you have discussed all the material analyses and examinations.

Marvel respectfully advises the Staff that the bullets on page 52 (including the last bullet) appear in this section just as they appear in BofA Merrill Lynch’s opinion. We also note that the last paragraph on page 53 already states that the disclosure

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

represents a brief summary “of the material financial analyses presented by BofA Merrill Lynch to the Marvel board of directors in connection with its opinion.” Therefore, we submit that it would be inappropriate to remove the last bullet on page 52.

Marvel Financial Analyses, page 54

Selected Publicly Traded Companies, page 54

30.	Please disclose the criteria BofA Merrill Lynch used to determine the other entertainment companies. For example, disclose how the selected companies compared with Marvel in terms of size, entertainment industries, etc. Tell us whether any additional companies fit within these criteria but were not analyzed, and if so, why not.

In response to the Staff’s comment, the disclosure on page 54 has been revised to make the requested disclosure.

31.	Explain why Dreamworks was singled out for a NTM EPS per share equity value analysis.

In response to the Staff’s comment, the disclosure on page 54 has been revised to provide the requested explanation.

32.	We note the analyses that BofA Merrill Lynch performed in order to provide its opinion. Please revise to indicate what are the numbers are intended to show and how they relate to the determination that the transaction is fair. Discuss also whether the opinion considers the adjustment mechanism to the price.

In response to the Staff’s comment, the disclosure on pages 53-56 has been revised to make the requested revisions.

Discounted Cash Flow Analysis, page 55

33.	We note the range of Marvel management forecasts on page 55. Please disclose the assumptions underlying Marvel’s management projections that were used to determine the implied value per Marvel’s common share.

In response to the Staff’s comment, the disclosure on page 56 has been revised to make the requested disclosure.

Miscellaneous, page 57

34.	Refer to the first paragraph under this section on page 57. If BofA Merrill Lynch made qualitative judgments as to the relevance of each analysis, please disclose them here. Similarly, if it gave various analyses more or less weight than other analyses or have deemed various assumptions more or less probable than others, revise to disclose them here.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

In response to the Staff’s comment, the disclosure on page 58 has been revised to make the requested disclosure.

35.	Refer to the third paragraph of page 58. Please revise to describe and quantify any fees paid relating to, any material relationship that existed during the past two years between Disney, Marvel and its affiliates, and BofA Merrill Lynch. Refer to Item 4(b) of Form S-4 and Rule 1015(b) of Regulation M-A.

We note the Staff’s comment and respectfully advise the Staff that the services of BofA Merrill Lynch to Disney and Marvel set forth in the first paragraph on page 59 did not constitute material relationships between, or involve fees that were material to, Disney, Marvel and its affiliates, or BofA Merrill Lynch, during the past two years.

Disney’s Reasons for the Merger, page 58

36.	We note that Disney approved the merger transaction with Marvel after a consideration of a variety of factors, including the factors listed on page 58. Please revise to disclose all of the material factors that Disney considered in its determination or confirm that you have disclosed all the material factors.

In response to the Staff’s comment, the disclosure on page 59 has been revised to indicate that the factors listed are the material factors that Disney considered. In addition, Disney hereby confirms that Disney has disclosed all material factors considered in approving the merger.

Acceleration of Isaac Perlmutter’s Options; Payment for Vested Options, page 59

37.	We note that Mr. Perlmutter entered into agreements with Marvel on March 2, 2009 and March 23, 2009, whereby the terms of the award agreements provide that stock options become fully vested and exercisable upon a change in control. Please tell us whether Mr. Perlmutter or any other employee of Marvel was aware of merger discussions with Disney at the time of the grant of the stock options.

Marvel respectfully advises the Staff that, as disclosed in “The Merger—Background of the Merger” on page 42, on February 18, 2009, David Maisel, Chairman of Marvel Studios, met with Robert A. Iger, President and Chief Executive Officer of Disney, and Mr. Iger addressed a wide range of strategic opportunities that might, in certain circumstances, include some form of business combination. However, at the time of the grant of the stock options, no Marvel employee considered Marvel to be in merger discussions. Also, as disclosed on page 42, Mr. Maisel did not mention Mr. Iger’s February 18, 2009 comments to Mr. Perlmutter or to anyone else at Marvel until after the grant of the stock options.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

Amendment to 2009 Bonus Plan, page 62

38.	We note that Marvel amended the 2009 Bonus Plan to provide a potential payout of 100% of target bonus to its executive officers (other than Mr. Perlmutter). Please revise to disclose all performance targets for Marvel’s named executive officers related to compensation for 2009 or tell us why you do not feel that such disclosure is necessary. To the extent you believe that disclosure of the targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide us with a detailed explanation for such conclusion. Please also note that to the extent that you have an appropriate basis for omitting the specific targets, you must discuss how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either corporately or individually are not sufficient.

In response to the Staff’s comment, the disclosure on pages 63 and 64 has been revised to disclose all performance targets for Marvel’s named executive officers related to the 2009 Bonus Plan and Mr. Perlmutter’s 2009 performance award. Marvel respectfully advises the Staff that, while there are additional 2009 performance targets for Marvel’s named executive officers, those performance targets are not related to the 2009 Bonus Plan or Mr. Perlmutter’s 2009 performance award, and the compensation committee has not made any adjustments to those targets in connection with the merger.

39.	We note that the Marvel compensation committee has discretion in determining performance targets and establishing bonus payments to its executive officers. Please disclose what discretion the compensation committee exercised and the reasons for exercising such discretion with respect to amending the 2009 Bonus Plan to provide a potential payout of 100% of target bonus.

In response to the Staff’s comment, the disclosure on pages 64 and 65 has been revised to make the requested disclosure.

Material United States Federal Income Tax Consequences of the Transaction, page 64

40.	Please revise to reflect that this section represents counsel’s opinion, rather than merely a “summary” of the material United States federal income tax consequences. Alternatively, confirm that counsel will file long form tax opinions.

As stated in the response to comment 9 above, each of the parties’ obligation to complete the transaction is conditioned upon the receipt at closing of a tax opinion from tax counsel dated as of the closing date of the transaction that the transaction “will” qualify as a “reorganization” within the meaning of Section 368(a) of the Code and that each of Disney and Marvel “will” be a party to the “reorganization” within the meaning of Section 368(a) of the Code. In addition, tax counsel to Disney and tax counsel to Marvel each will file, as Exhibit 8 to the Form S-4, an opinion to the effect that the discussion set forth in the Form S-4 under the caption “Material United States Federal Income Tax Consequences of the Transaction” constitutes a fair and accurate summary of the United States federal income tax consequences that are anticipated to be material to holders of shares of Marvel common stock addressed in the discussion. We have attached drafts of these opinions at the end of this letter for your review.

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

The Merger Agreement, page 72

41.	We note your italicized disclosure preceding the description of the merger agreement on page 72. Because the representations in your agreements constitute public disclosure, if there are more recent, material developments that the company is aware of, you must disclose them. Please revise as appropriate. Please also revise similar language under “Representations and Warranties” on page 75.

We acknowledge the Staff’s comment. In the event that material subsequent developments of which the parties are aware arise with regard to the representations and warranties contained in the agreements governing the merger, we will update our disclosure as appropriate.

*        *        *        *        *

Division of Corporation Finance

Securities and Exchange Commission

October 26, 2009

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 259-6640 or Chang-Do Gong at (212) 259-6056.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Morton A. Pierce

Morton A. Pierce

Enclosures

cc:	Alan N. Braverman, Esq., The Walt Disney Company
John N. Turitzin, Esq., Marvel Entertainment, Inc.
Keith Pisani, Esq., Paul, Hastings, Janofsky & Walker LLP

EXHIBIT 8.1

[Dewey & LeBoeuf LLP Letterhead]

October [—], 2009

The Walt Disney Company

500 South Buena Vista Street

Burbank, CA 91521

Ladies and Gentlemen:

We have acted as counsel to The Walt Disney Company, a Delaware corporation (“Disney”), in connection with the proposed merger of Maverick Acquisition Sub, Inc., a Delaware corporation and direct, wholly-owned subsidiary of Disney (“Merger Sub”), with and into Marvel Entertainment, Inc., a Delaware corporation (“Marvel”), with Marvel as the surviving corporation (the “Merger”), followed immediately after the effective time of the Merger by a merger of Marvel, as the surviving corporation in the Merger, with and into Maverick Merger Sub, LLC, a single member Delaware limited liability company and direct, wholly-owned subsidiary of Disney (“Merger LLC”), with Merger LLC as the surviving company (the “Upstream Merger,” and together with the Merger, the “Transaction”) on the terms and conditions set forth in the Agreement and Plan of Merger by and among Disney, Marvel, Merger Sub, and Merger LLC, dated as of August 31, 2009 (together with the documents and agreements described therein, the “Merger Agreement”). In that connection, we have participated in the preparation of a registration statement filed on Form S-4 (File No. 333- 162063) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), on September 22, 2009, as amended through the date hereof (the “Registration Statement”).

In rendering the opinion set forth herein (the “Opinion”), we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the Registration Statement, and (iii) such other documents, certificates and records as we have deemed necessary and appropriate for purposes of rendering our Opinion. In addition, we have assumed (without independent investigation or verification) that (i) the statements concerning the Transaction contained in the Registration Statement and other documents or materials referred to herein are true, correct and complete, and will continue to be so, and no action has been or will be taken that is inconsistent with any such statement or that makes any such statement untrue, incorrect, or incomplete, (ii) the terms of the documents or other materials referred to herein will be complied with in all material respects, (iii) the factual representations made in the Registration Statement, the Merger Agreement or other documents or materials referred to herein “to the best knowledge of,” in the “belief” of, or similarly qualified are true, correct and complete without such qualification, (iv) the Transaction will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the Registration Statement, and in accordance with the provisions of the Merger Agreement, without the waiver or modification of any of the terms or conditions contained therein, (v) each document submitted to us has been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as it has been provided to us, (vi) each document submitted to us will be legal, valid, binding and enforceable, and (vii) all obligations imposed on, or covenants agreed to by, the parties pursuant to the documents or other materials referred to herein have been or will be performed or satisfied in accordance with their terms.

Based on and subject to the foregoing, we are of the opinion that under current United States federal income tax law, the discussion set forth in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Transaction,” subject to the limitations, qualifications and assumptions set forth therein, constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences that are anticipated to be material to holders of shares of Marvel common stock addressed in the discussion.

The Opinion expresses our view only as to United States federal income tax laws in effect as of the date hereof. In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations thereunder, pertinent judicial authorities, rulings of the Internal Revenue Service, and such other authorities as we have considered relevant, in each case in effect on the date hereof. It should be noted that such authorities upon which the Opinion relies are subject to change at any time

The Walt Disney Company

October [—], 2009

either prospectively or retroactively, and any such change might affect the conclusions stated herein. Except as set forth above, we express no other opinion.

This Opinion is furnished by us as counsel to Disney. We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the reference to us as tax counsel in the Registration Statement. By giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,

EXHIBIT 8.2

October [—], 2009

Marvel Entertainment, Inc.

417 Fifth Avenue

New York, NY 10016

Ladies and Gentlemen:

We have acted as counsel to Marvel Entertainment, Inc., a Delaware corporation (“Marvel”), in connection with the proposed merger of Maverick Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and direct, wholly-owned subsidiary of The Walt Disney Company, a Delaware corporation (“Disney”), with and into Marvel, with Marvel as the surviving corporation (the “Merger”), followed immediately after the effective time of the Merger by a merger of Marvel, as the surviving corporation in the Merger, with and into Maverick Merger Sub, LLC, a single member Delaware limited liability company and direct, wholly-owned subsidiary of Disney (“Merger LLC”), with Merger LLC as the surviving company (the “Upstream Merger,” and together with the Merger, the “Transaction”) on the terms and conditions set forth in the Agreement and Plan of Merger by and among Disney, Marvel, Merger Sub, and Merger LLC, dated as of August 31, 2009 (together with the documents and agreements described therein, the “Merger Agreement”). In that connection, we have participated in the preparation of a registration statement filed on Form S-4 (File No. 333- 162063) with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Act”), on September 22, 2009, as amended through the date hereof (the “Registration Statement”).

In rendering the opinion set forth herein (the “Opinion”), we have examined and relied on originals or copies, certified or otherwise identified to our satisfaction, of (i) the Merger Agreement, (ii) the Registration Statement, and (iii) such other documents, certificates and records as we have deemed necessary and appropriate for purposes of rendering our Opinion. In addition, we have assumed (without independent investigation or verification) that (i) the statements concerning the Transaction contained in the Registration Statement and other documents or materials referred to herein are true, correct and complete, and will continue to be so, and no action has been or will be taken that is inconsistent with any such statement or that makes any such statement untrue, incorrect, or incomplete, (ii) the terms of the documents or other materials referred to herein will be complied with in all material respects, (iii) the factual representations made in the Registration Statement, the Merger Agreement or other documents or materials referred to herein “to the best knowledge of,” in the “belief” of, or similarly qualified are true, correct and complete without such qualification, (iv) the Transaction will be consummated in the manner contemplated by, and in accordance with the terms set forth in, the Registration Statement, and in accordance with the provisions of the Merger Agreement, without the waiver or modification of any of the terms or conditions

Marvel Entertainment, Inc.

October [—], 2009

contained therein, (v) each document submitted to us has been or will be duly executed and validly signed (and filed, where applicable) to the extent required in the same form as it has been provided to us, (vi) each document submitted to us will be legal, valid, binding and enforceable, and (vii) all obligations imposed on, or covenants agreed to by, the parties pursuant to the documents or other materials referred to herein have been or will be performed or satisfied in accordance with their terms.

Based on and subject to the foregoing, we are of the opinion that under current United States federal income tax law, the discussion set forth in the Registration Statement under the caption “Material United States Federal Income Tax Consequences of the Transaction,” subject to the limitations, qualifications and assumptions set forth therein, constitutes, in all material respects, a fair and accurate summary of the United States federal income tax consequences that are anticipated to be material to holders of shares of Marvel common stock addressed in the discussion.

The Opinion expresses our view only as to United States federal income tax laws in effect as of the date hereof. In rendering our Opinion, we have considered applicable provisions of the Internal Revenue Code of 1986, as amended, the Treasury Regulations thereunder, pertinent judicial authorities, rulings of the Internal Revenue Service, and such other authorities as we have considered relevant, in each case in effect on the date hereof. It should be noted that such authorities upon which the Opinion relies are subject to change at any time either prospectively or retroactively, and any such change might affect the conclusions stated herein. Except as set forth above, we express no other opinion.

This Opinion is furnished by us as counsel to Marvel. We hereby consent to the filing of this Opinion as an exhibit to the Registration Statement and to the reference to us as tax counsel in the Registration Statement. By giving such consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the SEC promulgated thereunder.

Very truly yours,